[Letterhead of TV Azteca]


                    INTERNATIONAL COURT OF ARBITRATION (ICC)
                         AUTHORIZES TV AZTECA THE OPTION
                        TO ACQUIRE 51% OF CNI CHANNEL 40

            - ICC Also Declares Previous Agreements Between TV Azteca
                   And CNI Channel 40 Valid and Enforceable -


FOR IMMEDIATE RELEASE
---------------------

     Mexico City, December 23, 2002--TV Azteca, S.A. de C.V. (NYSE:TZA; BMV:TVAZTCA), one of the two largest producers of Spanish language television programming in the world, announced today that on December 20, 2002, the International Court of Arbitration (ICC) notified both TV Azteca and Mr. Javier Moreno Valle, Chairman and CEO of CNI Canal 40, the final resolution authorizing TV Azteca the option to acquire 51% of Televisora del Valle de Mexico, S.A.
(TVM), the concessionaire of CNI Channel 40 in Mexico City.

     The decision reached unanimously was issued by a three-arbitrator panel integrated by Rafael Bernal, President, of Colombian nationality, and Carlos Pastrana and Jorge Gaxiola, both of Mexican nationality. The arbitration authorizes TV Azteca the option to acquire 51% of the equity of TVM and declares the disputed agreements are valid and enforceable for TVM and Mr. Javier Moreno Valle.

     According to the decision issued, TV Azteca could exercise its option to acquire 51% equity stake of TVM starting December 2, 2002, at a price that can deduct the amounts owed to TV Azteca by TVM and CNI Channel 40 since the joint venture started. Also, the resolution issued declares unfounded the arguments presented by TVM claiming that the alliance was terminated because the Ministry of Communications and Transport (SCT) had denied its authorization. The statement concludes that TVM and Mr. Javier Moreno Valle has to cover 70% of the total expenses and legal fees of the arbitration procedure.

     The arbitration issued and granted in favor of TV Azteca is unappealable before the ICC. Also, the arbitration resolution has to go through an execution procedure before the Mexican courts. TV Azteca will maintain open this option recognized and authorized by the ICC.

Company Profile
---------------

     TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across Mexico. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market; Unefon, a Mexican mobile telephony operator focused on the mass market; and Todito.com, an Internet portal for North American Spanish speakers.

     Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


                               Investor Relations:

      Bruno Rangel                                     Rolando Villarreal
     5255 3099 9167                                      5255 3099 0041
jrangelk@tvazteca.com.mx                           rvillarreal@tvazteca.com.mx


                                Media Relations:

                                 Tristan Canales
                                 5255?3099?5786
                            tcanales@tvazteca.com.mx